FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Participation in Taganito Nickel Project in Philippine

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 15, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

September 15, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Participation in Taganito Nickel Project in Philippine

Mitsui & Co., Ltd. (“Mitsui”) announced today that Mitsui, Sumitomo Metal Mining Co., Ltd. (“SMM”) and Nickel Asia Corporation have signed an stockholders agreement under which Mitsui will participate in the Taganito Nickel Project (a total investment outlay of US$1.3 billion) currently being promoted by SMM as per the attached joint press release.

Attachment

Stockholders Agreement Concluded on Taganito Project

For inquiries on this matter, please contact

Mitsui & Co., Ltd. Investor Relations Division	Mitsui & Co., Ltd. Corporate Communications Division
Telephone: +81-3-3285-7910 Facsimile: +81-3-3285-9819 E-Mail: infoTKADZ@mitsui.com	Noriko Okamoto Telephone: +81-3-3285-6645 Facsimile: +81-3-3285-9819

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

Press Release

September 15, 2010

Sumitomo Metal Mining Co., Ltd.

Mitsui & Co., Ltd.

Stockholders Agreement Concluded on Taganito Project

Sumitomo Metal Mining Co., Ltd. (SMM: Nobumasa Kemori, President), Mitsui & Co., Ltd. (Mitsui: Masami Iijima, President and CEO) and Nickel Asia Corporation (NAC: Manuel B.Zamora, Jr., Chairman), the Philippines’ leading nickel mining firm, have reached an agreement under which Mitsui and NAC will participate in the Taganito Nickel Project currently being promoted by SMM in the Philippines. A stockholders agreement was concluded among the three companies on September 15. The project, which calls for a total investment outlay of US$1.3 billion, is being executed by Taganito HPAL Nickel Corporation (THPAL: Takanori Fujimura, President), a wholly owned SMM subsidiary based in Manila. NAC and Mitsui will join SMM by investing in THPAL. Once the investment by all parties is completed, the final shareholding ratios will be SMM – 62.5%, NAC – 22.5%, and Mitsui – 15.0%.

SMM decided to proceed with the Taganito Project in September 2009, and agreed with NAC on joint implementation of the project. Subsequent discussions were held with Mitsui concerning conditions under which it would also participate, and those discussions led to the final three-way agreement.

The Taganito Project calls for construction of a low-grade oxide ore processing plant adjacent to the Taganito Mine operated by the Philippines’ Taganito Mining Corporation (Gerard H. Brimo, President), a NAC subsidiary. The plant will apply high-pressure acid leaching (HPAL) technology to produce 30,000t (nickel metal equivalent) per year of nickel/cobalt mixed sulfide (nickel content: approximately 57%), an intermediate product of nickel processing.

SMM has already established mass-production of nickel/cobalt mixed sulfide based on HPAL technology under Coral Bay Nickel Corporation (CBNC: Takanori Fujimura, President), an affiliate company located in Rio Tuba, Palawan, the Philippines. Commercial production of the Coral Bay plant was started in 2005. The Taganito Project is a follow-up initiative aimed at securing further nickel resources in collaboration with Mitsui and NAC. When the Taganito operation is onstream in 2013, SMM will achieve a comprehensive capacity to produce 100,000t of nickel per year putting itself in position to become a major player in non-ferrous metals.

One of Mitsui’s key strategies is expansion of resource targets in line with the company’s resource interests, especially in non-ferrous metals which is an area projected to face a tight supply and demand balance on a global scale. To that end, in nickel operations Mitsui is already participating in developments such as CBNC led by SMM. Through its participation in the Taganito Project, Mitsui will expand its nickel business portfolio, further strengthen its network with excellent partners both at home and abroad, and continue its initiatives to acquire new interests.

Address inquiries concerning this Press Release to:

Sumitomo Metal Mining Co., Ltd.

Public Relations & Investor Relations Department: Masashi Takahashi

TEL: 03-3436-7705

FAX: 03-3434-2215

Mitsui & Co., Ltd.

Investor Relations Division: Naotaka Hayashi

TEL: 03-3285-7910

FAX: 03-3285-9819

Corporate Communications Division: Noriko Okamoto

TEL: 03-3285-6645

FAX: 03-3285-9819

Outline of the Taganito Nickel Project

1. Location

Taganito, northern Mindanao Island, the Philippines

2. Products and output

Nickel/cobalt mixed sulfide, an intermediate product of nickel processing: approx. 50,000t (equivalent to 30,000t of nickel and 2,600t of cobalt) per year for 30 years.

3. Raw material

Low-grade nickel oxide ore (limonite) available at Taganito and nearby mines

4. Product usage

SMM will purchase the entire volume of nickel/cobalt mixed sulfide produced at the plant for use at it’s Niihama Nickel Refinery (Ehime, Japan), where it will serve as raw material to produce electrolytic nickel and cobalt.

5. Project schedule

September 2009:	SMM decided to proceed with the project; basic agreement on joint implementation is concluded with NAC
March 2010:	Started of plant construction
September 2010:	SMM, NAC and Mitsui conclude a project stockholders agreement
2013:	Completion of construction and commercial production

6. Outline of Nickel Asia Corporation and THPAL

About Nickel Asia Corporation (NAC)

Location of HQ	Makati City, Republic of the Philippines

Representative	Chairman: M.B.Zamora, Jr. President: G.H.Brimo

Establishment	2006

Number of employees	Approx. 3,200

Capital	412 million Philippines Pesos (Dec 2009)

Sales	4,687 million Philippines Pesos (2009)

Main Businesses	NAC is the largest nickel mining group in Philippines, and the group produce around 55% of nickel ore mined in the country, through affiliate companies such as Rio Tuba Nickel Mining Corp. and Taganito Mining Corp.

About Taganito HPAL Nickel Corporation (THPAL)

Location of HQ	Makati City, Republic of the Philippines

Representative	President: Takanori Fujimura

Establishment	2008

Capital	5.4 million Philippines Pesos (Dec 2009)

Shareholders	SMM: 62.5%, NAC: 22.5%, Mitsui: 15% (after capital increase)

Main Businesses	Produce 30,000t (nickel metal equivalent) per year in the form of MS (nickel/cobalt mixed sulfide, approximately 57% nickel), an intermediate product of nickel processing, from low grade oxide ores by utilizing HPAL (high-pressure acid leaching) technology.

7. Chart of Taganito Project relations